SUPPLEMENT

(To the Exchange Offer and Consent Solicitation Statement)

NEXTEL COMMUNICATIONS, INC.

OFFER TO EXCHANGE

Series B Zero Coupon Convertible Preferred Stock
Due 2013 for all outstanding shares of Zero
Coupon Convertible Preferred Stock Due 2013
(Restricted CUSIP No. 65332 V 806 and
Registered CUSIP No. 65332 V 863)

THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THURSDAY, MARCH 31, 2005, UNLESS EXTENDED OR EARLIER TERMINATED (SUCH TIME AND DATE, AS THE SAME MAY BE EXTENDED).

       In connection with the above-referenced exchange offer, which is being made pursuant to the Exchange Offer and Consent Solicitation Statement dated March 3, 2005 (as amended on March 16, 2005 and as supplemented hereby, the “Statement”), Nextel is hereby providing summarized financial information as of and for the years ended December 31, 2003 and 2004. The information contained in this Supplement is deemed a part of the Statement and should be read together with the information included in the Statement. Capitalized terms used but not defined in this Supplement have the meanings given to such terms in the Statement.

      Requests for additional copies of the Statement, this Supplement, the Letter of Transmittal or any other of the exchange offer documents may be directed to Georgeson Shareholder Communications, Inc., the information agent for the Exchange Offer (the “Information Agent”), at the address and telephone numbers set forth on the back cover of this Supplement and the Statement. Beneficial owners may also contact their Custodian for assistance concerning the Exchange Offer.

      The Statement and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the Exchange Offer. In particular, see “Risk Factors” and “Material United States Federal Income Tax Considerations” in the Statement for a discussion of certain factors that should be considered in evaluating the Exchange Offer. You should consult with your financial and legal advisers, as appropriate.

      No person has been authorized to give any information or make any representation on behalf of Nextel that is not contained in this Supplement, the Statement or the Letter of Transmittal, and, if given or made, such information or representation should not be relied upon as having been made or authorized by Nextel.

The date of this Supplement is March 16, 2005.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

      Our annual report on Form 10-K (the “10-K”) for the year ended December 31, 2004, which is incorporated by reference into the Statement, includes our restated consolidated financial statements for the years ended December 31, 2003 and 2002, which we restated to correct an error related to the determination of our lease term in accordance with generally accepted accounting principles and to reflect the impact of the restatements being made by NII Holdings Inc., in which we hold an equity interest, during the period in which we accounted for our investment under the equity method. See note 1 to our audited consolidated financial statements included in the 10-K.

      The following summary consolidated financial information is derived from our audited consolidated financial statements included in the 10-K and has been restated to reflect the adjustments described above.

	Year Ended
	December 31,

	2004	2003

		(as restated)

	(in millions, except
	ratios and per share
	amounts)
STATEMENT OF OPERATIONS DATA
Operating revenues	$13,368	$10,820
Cost of revenues (exclusive of depreciation included below)	4,003	3,169
Selling, general and administrative	4,241	3,453
Restructuring and impairment charges	—	—
Depreciation and amortization	1,841	1,694

Operating income (loss)	3,283	2,504
Interest expense, net	(565)	(802)
(Loss) gain on retirement of debt, net of debt conversion costs	(117)	(245)
Gain on deconsolidation of NII Holdings	—	—
Equity in earnings (losses) of unconsolidated affiliates, net	15	(58)
Other (expense) income, net	29	225
Income tax benefit (provision)	355	(113)

Net income (loss)	3,000	1,511
(Loss) gain on retirement of mandatorily redeemable preferred stock	—	(7)
Mandatorily redeemable preferred stock dividends and accretion	(9)	(58)

Income (loss) available to common stockholders	$2,991	$1,446

Earnings (loss) per common share
Basic	$2.69	$1.38

Diluted	$2.62	$1.34

Weighted average number of common shares outstanding
Basic	1,111	1,047

Diluted	1,152	1,089

OTHER DATA
Ratio of earnings to fixed charges	4.42x	2.60x

	As of December 31,

	2004	2003

		(as restated)

	(in millions, except per share
	amounts)
BALANCE SHEET DATA
Cash, cash equivalents and short-term investments, including restricted portion	$1,814	$1,971
Property, plant and equipment, net	9,613	9,093
Intangible assets, net	7,223	7,038
Total assets	22,744	20,510
Total current assets	5,207	3,688
Total noncurrent assets	17,537	16,822
Domestic long-term debt, capital lease and finance obligations, including current portion	8,549	10,212
Total current liabilities	2,609	2,817
Total noncurrent liabilities	10,619	11,856
Mandatorily redeemable preferred stock	108	99
Stockholders’ equity	9,408	5,738
Book value per share	$8.37

      The tables above set forth selected consolidated financial data for the periods or as of the dates indicated and should be read in conjunction with our audited consolidated financial statements, related notes and other financial information included in the 10-K. Highlighted below are certain transactions and factors that may be significant to an understanding of our financial condition and comparability of results of operations.

      NII Holdings. In November 2002, NII Holdings, which prior to that time had been our substantially wholly-owned subsidiary, completed its reorganization under Chapter 11 of the U.S. Bankruptcy Code, having filed a voluntary petition for reorganization in May 2002 in the United States Bankruptcy Court for the District of Delaware after it and one of its subsidiaries defaulted on credit and vendor finance facilities. Prior to its bankruptcy filing, NII Holdings was accounted for as one of our consolidated subsidiaries. Upon NII Holdings’ emergence from bankruptcy in November 2002, we began accounting for our new ownership interest in NII Holdings using the equity method, under which we recorded our proportionate share of NII Holdings’ results of operations.

      In 2004, NII Holdings completed the redemption of its 13% senior notes that we held, in exchange for $77 million in cash resulting in a $28 million realized gain in other (expense) income in the accompanying condensed consolidated statements of operations. As of December 31, 2004, we accounted for the shares of NII Holdings common stock that we hold as an available-for-sale investment, recorded in short-term investments and investments on our condensed consolidated balance sheet at the current market value of that common stock. Additional information regarding our investment in NII Holdings can be found in note 3 to our audited consolidated financial statements included in the 10-K.

      Operating Revenues and Cost of Revenues. Effective July 1, 2003, we adopted the provisions of Emerging Issues Task Force, or EITF, Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. Accordingly, for all handset sale arrangements entered into beginning in the third quarter 2003, we recognize revenue and the related cost of revenue when title to the handset passes to the customer. Prior to July 1, 2003, in accordance with Staff Accounting Bulletin, or SAB, No. 101, “Revenue Recognition in Financial Statements,” we recognized revenue from handset sales and an equal amount of the related cost of revenue on a straight-line basis over the then expected customer relationship period of 3.5 years, beginning when title to the handset passed to the customer. Therefore, the adoption of EITF Issue No. 00-21 resulted in increased handset revenues and cost of handset revenues in 2003 as compared to 2002.

      We elected to apply the provisions of EITF Issue No. 00-21 to our existing customer arrangements. Accordingly, on July 1, 2003, we reduced our current assets and liabilities by about $563 million and our noncurrent assets and liabilities by about $783 million, representing substantially all of the revenues and costs associated with the original sale of handsets that were deferred under SAB No. 101. Additional information regarding our adoption of EITF Issue No. 00-21 can be found in note 1 to our audited consolidated financial statements included in the 10-K.

      Long-Term Debt, Preferred Stock and Finance Obligation. Throughout 2003 and 2004, we reduced our outstanding debt obligations through the redemption, purchase and retirement of some of our long-term debt and preferred stock. We used some of the proceeds from newly issued senior notes and a new term loan under the bank credit facility, together with our existing cash resources, to redeem and retire certain senior notes, then-existing term loans under the facility and preferred stock. These newly issued senior notes and the new term loan have lower interest rates and longer maturity periods than the notes and loans that were retired. We also issued shares of our class A common stock in exchange for some of our outstanding debt securities. Additional information can be found in note 6 to our audited consolidated financial statements included in the 10-K.

      Income Tax Benefit (Provision). We maintain a valuation allowance that includes reserves against certain of our deferred tax asset amounts in instances where we determine that it is more likely than not that a tax benefit will not be realized. Our valuation allowance has historically included reserves primarily for the tax benefit of net operating loss carryforwards, as well as for capital loss carryforwards, separate return net operating loss carryforwards and the tax benefit of stock option deductions relating to employee compensation. Prior to June 30, 2004, we had recorded a full reserve against the tax benefits relating to our net operating loss carryforwards because, at that time, we did not have a sufficient history of taxable income to conclude that it was more likely than not that we would be able to realize the tax benefits of the net operating loss carryforwards. Accordingly, we recorded in our income statement only a small provision for income taxes, as our net operating loss carryforwards resulting from losses generated in prior years offset virtually all of the taxes that we would have otherwise incurred.

      During 2004, based on our cumulative operating results and an assessment of our expected future operations, we concluded that it was more likely than not that we would be able to realize the tax benefits of our net operating loss carryforwards. Therefore, we decreased the valuation allowance attributable to our net operating loss carryforwards by $901 million as a credit to tax expense. Additionally, we decreased the valuation allowance attributable to the tax benefit of stock option deductions related to employee compensation and credited paid-in capital by $389 million. Also during 2004, we determined that it was more likely than not that we would utilize a portion of our capital loss carryforwards before their expiration. Accordingly, we decreased the valuation allowance primarily attributable to capital loss carryforwards by $212 million as a credit to tax expense. Additional information can be found in note 9 to our audited consolidated financial statements included in the 10-K.

      Other Income (Expense), Net. As discussed in note 3 to our audited consolidated financial statements included in the 10-K, other income (expense), net in 2003 includes a $184 million gain on our sale of common stock of NII Holdings and a $39 million gain related to the redemption of the redeemable preferred stock that we held in Nextel Partners.

The Exchange Agent for the Exchange Offer is:

EquiServe, Inc.

By Facsimile (Eligible Institutions Only):	By Mail or Hand:
Attn: EquiServe Corporate Actions	EquiServe Corporate Actions
Facsimile: (781) 575-2091	66 Brooks Drive
(confirm by telephone: (781) 575-3816)	Braintree, Massachusetts 02184

      Requests for assistance with the Exchange Offer and requests for additional copies of this Supplement, the Statement, and the Letter of Transmittal may be directed to the Information Agent, at the address and telephone numbers set forth below. Requests for copies of the Existing Certificate or the form of the Series B Certificate may also be directed to the Information Agent. Beneficial owners may also contact their Custodian for assistance concerning the Exchange Offer.

The Information Agent for the Exchange Offer is:

Georgeson Shareholder Communications, Inc.

17 State Street

New York, New York 10004
1-877-278-4751 (toll-free)